Exhibit 8.1

List of subsidiaries of GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited

The following represents the significant subsidiaries of GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited as at 31 December 2021.

Name of Subsidiary	Country of Incorporation	Direct shares held (%)	Indirect shares held (%)

GlaxoSmithKline Consumer Healthcare (Overseas) Limited	United Kingdom	—	100

GlaxoSmithKline Consumer Healthcare Holdings (US) LLC	United States	—	100

GlaxoSmithKline Consumer Healthcare L.L.C.	United States	—	100

GSK Consumer Healthcare Holdings (No. 1) Limited	United Kingdom	—	100

GSK Consumer Healthcare Holdings (No. 7) Limited	United Kingdom	—	100

GSK Consumer Healthcare Holdings (US) Inc.	United States	100	—

GSK Consumer Healthcare Holdings No. 2 LLC	United States	—	100

GSK Consumer Healthcare SARL	Switzerland	—	100

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